FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 20, 2023

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Deswell Announces Second Half 2023 Results

-  Company Announces Second Half Cash Dividend of 0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 20, 2023) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2023.

Net sales for the six months ended March 31, 2023 were $33.1 million, a decrease of 27.6% compared to net sales of $45.7 million for the six months ended March 31, 2022. Net sales decreased by 42.2% to $7.5 million in the plastic segment and by 21.8% to $25.6 million in the Company’s electronic segment.

Total gross margin increased to 17.3% during the six months ended March 31, 2023, as compared to 16.5% in the same period last year. For the plastic segment, gross profit margin decreased to 17.8% of net sales for the second half of fiscal 2023, as compared to 19.2% of net sales for the corresponding period of the last fiscal year. The decrease in gross profit margin in the plastic segment is mainly attributable to relative increases in labor costs and a decrease in sales revenue, partially offset by lower raw material costs. Gross profit margin in the electronics segment increased from 15.4% in the second half of fiscal 2022 to 17.2% in the second half of fiscal 2023. The increase in gross profit margin in the electronics segment is the result of the depreciation of the renminbi, and decreased raw material and labor costs due to continuous cost control measures taken.

Operating income for the second half of fiscal 2023 decreased from $1.7 million in the second half of fiscal 2022 to $0.8 million in the second half of fiscal 2023.

The Company reported net income of $2.6 million for the six months ended March 31, 2023, as compared to net income of $4.1 million for the six months ended March 31, 2022.  Non-operating income for the six months ended March 31, 2023 was $1.7 million, as compared to non-operating income of $2.0 million in the six months ended March 31, 2022.  Non-operating income during the six months ended March 31, 2023 was primarily comprised of $381,000 from unrealized gain in marketable securities, $330,000 from rental income, $445,000 on dividend income from securities investments, and $461,000 from realized gain on the sale of marketable securities, as compared to an unrealized gain of $27,000 on marketable securities, rental income of $1,028,000, dividend income of $454,000 from securities investments and a realized gain of $420,000 on the sale of marketable securities in the second half of fiscal 2022.  Deswell reported basic and diluted income per share of $0.16 for the second half of fiscal 2023 (based on 15,935,000 and 16,000,000 weighted average shares outstanding, respectively), as compared to basic and diluted income per share of $0.25 (based on 15,935,000 and 16,038,000 weighted average shares outstanding, respectively), for the six months ended March 31, 2022.

Net sales for the year ended March 31, 2023 were $77.5 million, a decrease of 9.8% compared to net sales of $86.0 million for fiscal 2022.  Operating income for the year ended March 31, 2023 increased to $2.9 million from $2.8 million in fiscal 2022. The Company reported net income of $2.1 million in fiscal 2023, as compared to net income of $8.2 million for the year ended March 31, 2022. The decrease in net income was mainly attributable to the decrease in non-operating income for fiscal 2023, with operating income relatively consistent as compared to the prior fiscal year. Deswell reported basic and diluted net income per share of $0.13 for fiscal 2023, (based on 15,935,000 and 16,072,000 weighted average shares outstanding, respectively), as compared to basic net income per share of $0.52 and diluted net income per share of $0.51 (based on 15,929,000 and 16,135,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's financial position remained strong, with $22.2 million in cash and cash equivalents and working capital totaling $60.9 million as of March 31, 2023. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2023.

Mr. Edward So, Chief Executive Officer, commented, “Our results in the second half of 2023 were impacted by the global economic environment, particularly a pullback in consumer spending related widespread higher cost of living expenses.  Our plastics segment experienced decreased orders for robotic vacuums and other home products in the back half of the year, and our electronics segment was negatively affected by a decline in demand for home entertainment products as compared to fiscal year 2022.  We believe the demand constraint experienced in both segments is related to consumers spending more time traveling outside of their homes and also taking a more cautious approach to their discretionary spending on household items.  On a positive note, demand for professional audio products remained strong in the second half of 2023 and we saw supply chain improvements as well as an easing in the global chip shortage.

“Our balance sheet remains strong with a solid cash position and no debt providing us with the flexibility to embark on the cost-effective redesign of certain products as well as increasing our leadership position and market recognition as a reliable and efficient manufacturing partner.”

Second Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the second half of the fiscal year ended March 31, 2023.  The dividend will be payable on July 20, 2023 to shareholders of record as of July 5, 2023.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
jnesbett@imsinvestorrelations.com

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31,	March 31,
	2023	2022
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$22,160	$13,465
Fixed deposits maturing over three months	3,053	4,354
Time deposits maturing over twelve months - current portion	1,047	1,564
Marketable securities (note 3)	20,722	24,499
Accounts receivable, net	15,704	18,195
Inventories (note 2)	17,325	23,819
Prepaid expenses and other current assets	1,149	1,926
Total current assets	81,160	87,822
Property, plant and equipment - net	26,051	27,017
Deferred income tax assets	262	259
Time deposits maturing over twelve months	2,906	313
Total assets	$110,379	$115,411

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$6,949	$9,838
Accrued payroll and employee benefits	7,943	7,611
Customer deposits	2,216	2,343
Other accrued liabilities	1,989	2,950
Income taxes payable	1,149	1,232
Total current liabilities	20,246	23,974
Deferred income tax liabilities	484	659
Total liabilities	20,730	24,633

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares, 17,081,810 shares issued as of March 31, 2022 and 2023;
15,935,239 shares outstanding as of March 31, 2022 and 2023	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2022 and 2023	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	25,979	27,108
Total shareholders' equity	89,649	90,778
Total liabilities and shareholders' equity	$110,379	$115,411

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six Months ended		Year ended
	March 31,		March 31,
	2023	2022	2023	2022

Net sales	$33,105	$45,708	$77,543	$85,980
Cost of sales	27,380	38,176	64,704	72,028
Gross profit	5,725	7,532	12,839	13,952
Selling, general and administrative expenses	5,215	5,791	10,966	11,267
Other income (expense), net	337	(37)	1,014	74
Operating income	847	1,704	2,887	2,759
Non-operating (expenses) income, net	1,737	2,020	(573)	5,308
Income, before income taxes	2,584	3,724	2,314	8,067
Income taxes expense (benefit)	(35)	(338)	255	(165)
Net income attributable to Deswell Industries, Inc.	$2,619	$4,062	$2,059	$8,232

Other comprehensive income	$-	$-	$-	$-
Total comprehensive income attributable to Deswell Industries, Inc.	$2,619	$4,062	$2,059	$8,232

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.16	$0.25	$0.13	$0.52
Weighted average common shares outstanding
(shares in thousands)	15,935	15,935	15,935	15,929

Diluted:
Net income per share	$0.16	$0.25	$0.13	$0.51
Weighted average common shares outstanding
(shares in thousands)	16,000	16,038	16,072	16,135

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(U.S. dollars in thousands)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2023	2022
Cash flows from operating activities:
Net income	$2,059	$8,232
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,709	1,736
Reversal of credit losses, net	(229)	(148)
Allowance of for obsolete inventories, net	116	(25)
(Gain) loss on disposal of property, plant and equipment	(18)	24
Unrealized holding loss (gain) on marketable securities	3,973	(872)
Gain on sale of marketable securities	(581)	(1,073)
Exchange loss arising from marketable securities	-	117
Deferred income tax benefit	(178)	(557)

Changes in operating assets and liabilities:
Accounts receivable	2,720	(3,339)
Inventories	6,378	(7,601)
Prepaid expenses and other current assets	777	563
Accounts payable	(2,889)	316
Accrued payroll and employee benefits	332	504
Customer deposits	(127)	660
Other accrued liabilities	(961)	934
Income taxes payable	(83)	346
Net cash provided by (used in) operating activities	12,998	(183)

Cash flows from investing activities
Purchase of property, plant and equipment	(792)	(1,504)
Proceeds from sale of property, plant and equipment, net of transaction costs	67	50
Purchase of marketable securities	(3,469)	(11,543)
Proceeds from sales of marketable securities	3,854	11,245
Release (increase) of fixed deposits with original maturing over three months	1,301	(1,654)
Increase of fixed deposits with original maturing over twelve months	(2,076)	(26)
Net cash used in investing activities	(1,115)	(3,432)

Cash flows from financing activities
Dividends paid	(3,188)	(3,186)
Proceeds from exercise of stock options	-	43
Net cash used in financing activities	(3,188)	(3,143)

Net increase in cash and cash equivalents	8,695	(6,758)
Cash and cash equivalents, beginning of year	13,465	20,223
Cash and cash equivalents, end of year	22,160	13,465

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	-	-
Income taxes	418	68

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2023 and March 31, 2022; the results of operations for the six months and year ended March 31, 2023 and March 31, 2022; and the cash flows for the year ended March 31, 2023 and 2022.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2022 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2023
	Cost	Gross Unrealized (Loss)	Fair value
Marketable securities
Equity securities	$24,292	$(3,570)	$20,722

	March 31, 2022
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$24,096	$403	$24,499

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized income from these marketable securities for the six months ended March 31, 2023 is included in the non-operating income of the consolidated statement of operations and comprehensive income.

During the second half of fiscal 2023, there was a realized gain of $461 from the sale of marketable securities.

3.       Inventories

	March 31,	March 31,
	2023	2022
Inventories by major categories:
Raw materials	$12,987	$16,970
Work in progress	2,723	3,904
Finished goods	1,615	2,945
	$17,325	$23,819

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2023 and 2022 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2023 Compared to Six Months Ended March 31, 2022

Net Sales - The Company's net sales for the six months ended March 31, 2023 were $33,105,000, a decrease of $12,603,000 or 27.6% as compared to $45,708,000 in the corresponding period in fiscal 2022. The decrease was related to decreases of $5,451,000 in our plastic segment and $7,152,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was mainly related to decreases in orders of $4,237,000 from an existing customer for robotic mops and vacuum cleaners, $1,309,000 for telephone equipment, as well as $829,000 for tooling products from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $4,960,000 from existing customers for home entertainment products, as well as $2,192,000 for digital audio work stations from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2023 was $5,725,000, representing a gross profit margin of 17.3%. This is compared to the overall gross profit and gross profit margin of $7,532,000 or 16.5% for the second half of fiscal 2022.

Gross profit in the plastic segment for the six months ended March 31, 2023 was $1,329,000 or 17.8% of net sales, as compared to $2,478,000 or 19.2% of net sales for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the relative increase in labor costs, when compared with the same period of last year.

During the six months ended March 31, 2023, gross profit in the electronic segment decreased by $658,000 to $4,396,000 as a result of decreased sales revenue.  However, gross margin increased to 17.2% from 15.4% as a percentage of net sales from the same period of last fiscal year. The increase in gross margin was mainly attributable to the relative decrease in the costs of primary materials and labor, resulting from the depreciation of the renminbi, and cost control measures taken, as compared with the same period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the six months ended March 31, 2023 were $5,215,000 or 15.8% of total net sales, as compared to $5,791,000 or 12.7% of total net sales for the six months ended March 31, 2022.

Corporate expenses decreased by $22,000 to $795,000 for the six months ended March 31, 2023 as compared to $817,000 for the same period ended March 31, 2022. The decrease was primarily related to decreases in legal and professional fees.

SG&A expenses in the plastic segment decreased by $277,000 to $2,032,000 or 27.1% of net sales for the second half of fiscal 2023, compared to $2,309,000 or 17.9% of net sales for the corresponding period in fiscal 2022. In terms of total SG&A expense, the decrease was due to decreases of $260,000 in administrative staff costs, $35,000 in local government taxes and charges, as well as $61,000 in selling expenses, offsetting an increase of $123,000 in utility expense as compared to the same period in the prior fiscal year.  However, SG&A expense as a percentage of sales during the second half of fiscal 2023 was relatively higher in the same period of fiscal 2022, as total sales revenues decreased in the six months ended March 31, 2023.

SG&A expenses in the electronic segment decreased by $277,000 to $2,388,000 or 9.3% of net sales for the six months ended March 31, 2023, compared to $2,665,000 or 8.1% of net sales for the corresponding period in fiscal 2022. The decrease in total SG&A expenses was primarily related to a decrease of $463,000 in legal and professional fees and $20,000 in selling expenses, offsetting an increase of $204,000 in staff costs and welfare, when compared to the corresponding period in the prior fiscal year.   However, SG&A expense as a percentage of sales in the six months ended March 31, 2023 was slightly higher in the same period of fiscal 2022, as total sales revenues decreased during the second half of fiscal 2023.

Other Income (Expense) - Other income was $337,000 for the six months ended March 31, 2023, as compared to other expense of $37,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended March 31, 2023 was $348,000, as compared to other expense of $53,000 for the same period in the prior fiscal year. The increase in other income was mainly due to an exchange gain of $193,000 and a reversal of $153,000 of provisions from doubtful debts during the second half of fiscal 2023, as compared to an exchange loss of $13,000, a provision of $15,000 for doubtful debts and a loss of $26,000 from disposal of fixed assets during the same period of fiscal 2022.

Other expense attributable to the electronic segment for the six months ended March 31, 2023 was $11,000, as compared with other income of $16,000 for the corresponding period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $211,000, offsetting gains of $158,000 from sales of materials and others during the six months ended March 31, 2023, as compared to a gain of $138,000 from sales of materials and others, offsetting an exchange loss of $124,000 during the same period of last fiscal year.

Operating Income - Operating income was $847,000 for the six months ended March 31, 2023, as compared to operating income of $1,704,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $795,000 and $817,000 were incurred during the second half of fiscal 2023 and 2022, respectively.

On a segment basis, the operating loss of the plastic segment was $355,000 in the six months ended March 31, 2023, as compared to operating income of $116,000 in the corresponding period in fiscal 2022.   The decrease in operating income in the plastic segment was mainly due to the decrease in total sales revenues despite the increase in other income as described above.

The electronic segment reported operating income of $1,997,000 in the six months ended March 31, 2023, compared to operating income of $2,405,000 in the corresponding period in fiscal 2022.  The decrease in operating income was mainly due to the decreases in sales revenues and other income as described above.

Non-Operating Income – Non-operating income for the six months ended March 31, 2023 was $1,737,000, as compared to non-operating income of $2,020,000 in the corresponding period in fiscal 2022.  This was primarily due to a decrease of $698,000 in rental income, offsetting increases of $354,000 in fair value of the marketable securities held for sale, and $41,000 from realized gain on the sale of marketable securities during the six months ended March 31, 2023, as compared to the same period of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2023 represented a current tax expense of $47,000 and a deferred tax benefit of $82,000, as compared to a current tax expense of $195,000 and a deferred tax benefit of $533,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was a current tax expense of $28,000 and a deferred tax benefit of $61,000 in the plastic segment for the six months ended March 31, 2023, as compared to a current tax expense of $41,000 and a deferred tax benefit of $274,000 during the year-ago six months.  In the electronic segment, there was a current tax expense of $19,000 and a deferred tax benefit of $21,000 for the six months ended March 31, 2023, as compared to a current tax expense of $154,000 and a deferred tax benefit of $259,000 for the corresponding six months of fiscal 2022.

Net Income – The Company had net income of $2,619,000 for the six months ended March 31, 2023, as compared to net income of $4,062,000 for the six months ended March 31, 2022.  The decrease in net income for the second half of fiscal 2023 was mainly attributable to decreases in sales revenues as described above.

Net income for the plastic segment for the six months ended March 31, 2023 totaled $1,074,000, as compared to net income of $2,009,000 for the corresponding six months in fiscal 2022. The decreased net income in the second six months of fiscal 2023 for the plastic segment was mainly the result of decreases in sales revenues and non-operating income, as well as an increase in SG&A expense as a percentage of sales as described above.

Net income for the electronic segment for the six months ended March 31, 2023 was $2,340,000, compared to net income of $2,870,000 for the corresponding six months of fiscal 2022.  The decrease in net income in the second half of fiscal 2023 for the electronic segment was mainly attributable to decreases in sales revenues and other income as described above.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Net Sales - The Company's net sales for the year ended March 31, 2023 were $77,543,000, a decrease of $8,437,000 or 9.8% as compared to $85,980,000 in the corresponding period in fiscal 2022. The decrease was related to decreases in sales revenues of $7,522,000 in our plastic segment, and of $915,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $4,129,000 for robotic mops and vacuum cleaners for automatic floor cleaning stations from an existing customer,  $1,967,000 for telephone equipment, and $1,529,000 for plastic and gardening tool boxes, and other gardening tool accessories, as well as a decrease of $874,000 for tooling products from other existing customers.

The revenue decrease in the electronic segment was mainly due to a decrease in orders of $5,824,000 for home entertainment products, despite an increase in orders of $4,992,000 for professional digital audio workstations and loud speakers from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2023 was $12,839,000, representing a gross profit margin of 16.6%. This is compared with the overall gross profit and gross profit margin of $13,952,000 or 16.3% for the year ended March 31, 2022.

Gross profit in the plastic segment decreased by $1,112,000 to $2,433,000 or 15.4% of net sales for the year ended March 31, 2023, as compared to $3,545,000 or 15.5% of net sales for the same period in the prior fiscal year.  The decrease in gross profit for the plastic segment was mainly due to the decreases in sales revenues from major clients as a result of the decrease in demand from customers for certain products.

Gross profit in the electronic segment decreased by $1,000 to $10,406,000 or 16.9% of net sales for the year ended March 31, 2023, as compared to $10,407,000 or 16.6% of net sales in the prior fiscal year. The slight increase in gross margin is attributable to relatively lower labor costs as a result of continuous cost control measures taken, when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2023 slightly decreased by $301,000 to $10,966,000 or 14.1% of total net sales, as compared to $11,267,000 or 13.2% of total net sales for the year ended March 31, 2022.

Corporate expenses slightly increased by $17,000 to $1,412,000 for the year ended March 31, 2023, as compared to $1,395,000 for the year ended March 31, 2022, related to a slight increase in professional fees.

SG&A expenses in the plastic segment decreased by $234,000 to $4,068,000 or 25.7% of net sales for the year ended March 31, 2023, compared to $4,302,000 or 18.4% of net sales for fiscal 2022. The decrease in total SG&A expenses was primarily related to decreases of $258,000 in administrative staff costs, $40,000 in local government taxes and charges, $19,000 in office repair and maintenance costs and $59,000 in selling expense, offsetting an increase of $194,000 in utility expense, as compared with the same period in the prior fiscal year.  The SG&A expense as a percentage of total sales revenues was relatively higher due to lower sales revenues during fiscal 2023 as compared with fiscal 2022.

SG&A expenses in the electronic segment decreased by $84,000 to $5,486,000 or 8.9% of net sales for the year ended March 31, 2023, compared to $5,570,000 or 8.9% of net sales for fiscal 2022. The decrease in total SG&A expense was mainly due to a decrease of $123,000 in local government taxes and charges, offsetting increases of $19,000 in selling expenses and $16,000 in amortization expenses when compared to the prior fiscal year.  However, SG&A expense as a percentage of total sales revenues during fiscal 2023 remained relatively consistent as compared to the same period of fiscal 2022.

Other Income, Net - Other income was $1,014,000 for the year ended March 31, 2023, as compared to other income of $74,000 in the prior fiscal year.

On a segment basis, other expenses attributable to the plastic segment for the year ended March 31, 2023 were $285,000, as compared to other income of $15,000 for the prior fiscal year. Other income was lower in fiscal 2023 mainly due to an exchange loss of $570,000, offsetting a reversal of $199,000 of provisions for doubtful receivables, and a gain of $85,000 on sales of materials during fiscal 2023, as compared to a reversal of $148,000 of provisions for doubtful receivables, and a gain of $57,000 on sales of materials, offsetting an exchange loss of $165,000 in fiscal 2022.

Other income attributable to the electronic segment for the year ended March 31, 2023 was $1,299,000, as compared with other income of $59,000 for the prior fiscal year. The increase in other income was mainly due to increases of $501,000 in exchange gain and of $764,000 in other gain during the year ended March 31, 2023, as compared to the fiscal 2022.

Operating Income - Operating income was $2,887,000 for the year ended March 31, 2023, as compared to operating income of $2,759,000 in the prior fiscal year.

Corporate expenses of $1,412,000 and $1,395,000 were incurred during the fiscal year of 2023 and 2022, respectively.

On a segment basis, the operating loss in the plastic segment was $1,920,000 in the year ended March 31, 2023, as compared to operating loss of $742,000 in fiscal 2022. The decrease in operating income in the plastic segment was mainly due to reduced sales revenues as a result of the decrease in demand from customers for certain products.

The electronic segment reported operating income of $6,219,000 in the year ended March 31, 2023, compared to operating income of $4,896,000 in fiscal 2022.  The increase in operating income was mainly due to the increase in other income, as described above.

Non-Operating Income (Expense) – Non-operating expense for the year ended March 31, 2023 was $573,000, as compared to a non-operating income of $5,308,000 in last fiscal year.  The decrease in non-operating income was primarily due to decreases of $4,845,000 in fair value of marketable securities held, $879,000 in rental income, and $493,000 in realized loss on sale of marketable securities, offsetting increases of $118,000 in dividend income from securities investments, and $182,000 from other income during the fiscal year ended March 31, 2023, as compared to fiscal 2022.

Income Taxes – Current tax expense for the year ended March 31, 2023 was $409,000. The Company had a deferred tax benefit of $154,000. This is compared to a current tax expense of $402,000 and a deferred tax benefit of $567,000 in the last fiscal year.

On a segment basis, there was a deferred tax benefit of $133,000 in the plastic segment for the year ended March 31, 2023, as compared to a current tax expense of $69,000 and a deferred tax benefit of $308,000 during the last fiscal year.  In the electronic segment, there was a current tax expense of $409,000 and a deferred tax benefit of $21,000 for the year ended March 31, 2023, as compared to current tax expense of $333,000 and a deferred tax benefit of $259,000 in fiscal 2022.

Net Income – The Company had net income of $2,059,000 for the year ended March 31, 2023, as compared to net income of $8,232,000 for the year ended March 31, 2022.   The decrease in net income was mainly due to the decrease in non-operating income, as described above.

Net loss for the plastic segment for the year ended March 31, 2023 was $2,290,000, as compared to net income of $5,453,000 for fiscal 2022.  The decrease in net income in the plastic segment was mainly due to decreases in sales revenues and non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2023 was $5,761,000, as compared to net income of $4,174,000 for fiscal 2022.  The increase in net income in the electronic segment was mainly attributable to an increase in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2023, the Company had working capital of $60,914,000, as compared to $63,848,000 at March 31, 2022.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short or long-term borrowings as of March 31, 2023.

As of March 31, 2023, the Company had cash and cash equivalents of $22,160,000, as compared to $13,465,000 at March 31, 2022.  During the year ended March 31, 2023, net cash provided by operating activities was $12,998,000.  Net cash used in investing activities was $1,115,000, which is mainly accounted for by cash used in the purchases of fixed assets of $792,000 and of marketable securities of $3,469,000, as well as increases of $2,076,000 in fixed deposits maturing over twelve months, offsetting proceeds of $3,854,000 from the sale of marketable securities and $67,000 from the disposal of fixed assets, and the release of $1,301,000 from time deposits maturing over three months during the year ended March 31, 2023.  Net cash used in financing activities was comprised mainly of $3,188,000 in dividend payments in the year ended March 31, 2023.

As of March 31, 2023, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned there unto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Edward So
Edward So Chief Executive Officer
Date: June 20, 2023